

January 30, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of
AIM ETF PRODUCTS TRUST, under the Exchange Act of 1934:

- AllianzIM U.S. Large Cap 6 Month Buffer10 Feb/Aug ETF

- AllianzIM U.S. Equity 6 Month Floor5 Jan/Jul ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com